11023053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENJAMIN SECURITIES INC

OFFICIAL USE ONLY
7754
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 SOUTH OYSTER BAY ROAD
(No. and Street)

HICKSVILLE (City) NEW YORK (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO J. BENJAMIN (516)931-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUISE STELIA NOUDAKIS
(Name – *if individual, state last, first, middle name*)

64 FULTON STREET (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leo J Benjamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities, Inc, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leo J Benjamin
Signature

President
Title

Notary Public

KEVIN MCHALE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01MC6198994
MY COMMISSION EXPIRES JAN. 5, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Benjamin Securities Inc
378 South Oyster Bay Road
Hicksville NY 11801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Leo J Benjamin 516/931-1090

2. A. General Assessment (item 2e from page 2)		$ 1796.10
B. Less payment made with SIPC-6 filed (exclude interest)		( )
Date Paid		
C. Less prior overpayment applied		(65.69)
D. Assessment balance due or (overpayment)		1730.41
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1730.41
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1730.41	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2010
and ending JUNE 30, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 611,283

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 81

Total additions — 611,364

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 89,495

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 3428

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 92923

2d. SIPC Net Operating Revenues — $ 518441

2e. General Assessment @ .0025 — $ 1296.10

(to page 1, line 2.A.)

BENJAMIN SECURITIES, INC.

* * * * * * * * *

FINANCIAL STATEMENTS

JUNE 30, 2011

SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2011
WASH, D.C.
200 SECTION

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 20,472
Marketable securities, at market value	2,758
Commissions receivable	36,754
Prepaid expenses and taxes	2,193
Total current assets	62,177
Furniture and equipment (net of accumulated depreciation of $175,339)	3,164
Other assets:	
Cash surrender value of life insurance	195
Security deposit	3,700
Total other assets	3,895
	$ 69,236

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expense	$ 32,938
Non-current liability:	
Loan payable	11,470
Stockholders' equity:	
Common stock – no par value:	
Authorized – 20 shares	
Issued and outstanding – 10 shares	500
Paid in capital	79,990
Deficit	(55,662)
Total stockholders' equity	24,828
	$ 69,236

The accompanying notes are an integral part of the financial statements.

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2011, and the related statements of operations, changes in stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2011, and the results of its operation and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 20, 2011

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2011

Revenue:	
Commissions	$ 513,145
Advisory fees	94,711
Income from investments	3,609
Postage and handling	17,623
Total revenue	629,088
Expense:	
Clearing fees	61,774
Back office charges	33,177
Commissions (Note 2)	249,634
Professional fees	13,284
Salaries	86,609
Taxes – payroll	31,435
Travel and entertainment	561
Insurance	23,408
Equipment rental	1,347
Automobile expense	25,636
Telephone and internet	21,956
Rent	44,900
Interest	2,442
Dues and subscriptions	5,298
Depreciation and amortization	1,012
Office expense	26,363
Medical reimbursements	1,794
Repairs and maintenance	8,676
Total expense	639,306
Loss before investments and taxes	(10,218)
Loss from investments	81
	(10,299)
State taxes	222
Net loss	$ (10,521)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2011

	Total	Common Stock	Paid in Capital	Deficit
July 1, 2010	$ 38,613	$ 500	$ 79,990	$ (41,877)
Net loss	(10,521)			(10,521)
Dividends paid	(3,264)			(3,264)
June 30, 2011	$ 24,828	$ 500	$ 79,990	$ (55,662)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2011

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$ (10,521)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	1,012
Change in assets and liabilities:	
Receivables and other assets	577
Accounts payable and accrued expense	1,543
Total adjustments	3,132
Cash used in operating activities	(7,389)
Cash flow from investing activities:	
Purchase and sale of marketable securities – net	14,960
Cash surrender value of life insurance	2,360
Security deposit	95
Net cash from investing activities	17,415
Cash flow from financing activities:	
Loan payable	626
Dividends paid	(3,264)
Net cash used in financing activities	(2,638)
Net increase in cash	7,388
Cash and cash equivalents at beginning of year	13,084
Cash and cash equivalents at end of year	$ 20,472

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

NOTE 1 – STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – COMMISSION EXPENSE:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to the officer of the company. A breakdown is as follows:

Officer's commission	$ 118,989
Other salesmen	130,645
Total	$ 249,634

NOTE 3 – RELATED PARTY TRANSACTIONS:

The Company paid rent of $44,900 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 – NET CAPITAL REQUIREMENTS:

As a member of the Financial Industry Regulatory Authority the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by FINRA. The rule prohibits a member from engaging in securities transactions at a time when its aggregate indebtedness exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2011, the corporation's net capital ratio was 2.2511 to 1 and its net capital was $14,632 compared with the minimum net capital required of $5,000.

NOTE 5 – CHANGE OF OWNERSHIP OF BENJAMIN SECURITIES, INC.:

The board of directors and shareholders of Benjamin Securities, Inc. (the "Firm") entered into a stock purchase agreement to sell their common stock equity interest to Baker Global Asset Management, Inc., and Mr. William T. Baker, President. Pursuant to NASD Rule 1017, FINRA granted their Continuance in Membership Application of Benjamin Securities, Inc. on August 10, 2011 for approval of the ownership change. The purchase agreement was executed on August 23, 2011 whereby Baker Global purchased 100% of the equity of the Firm and William Baker became its President. Mr. Leo J. Benjamin and Mr. Thomas Laundrie will continue to serve in the Firm in accordance with the employment agreement.

BENJAMIN SECURITIES, INC.

SCHEDULE I

JUNE 30, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity from balance sheet	$ 24,828
Less: Non-allowable assets	9,252
Capital before haircuts	15,576
Less: Haircut on investments	944
Net capital	$ 14,632

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,196
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 9,632
Excess net capital at 1000%	$ 8,632

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 44,408
Less: Loan payable	11,470
Aggregate indebtedness	$ 32,938
Percentage of aggregate indebtedness to net capital	225.11%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

BENJAMIN SECURITIES, INC.

SCHEDULE II

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3 – 3

JUNE 30, 2011

Benjamin Securities, Inc. operates under the k (2) (b) exemption provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

BENJAMIN SECURITIES, INC.

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2011

	Ownership Equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus IIA	$26,976	$11,872	$15,104	$34,248	226.75%
Loan receivable adjustment	(501)	(501)	501		
Prepaid expense adjustment		1,279	(1,279)		
Advisory fee Adjustment	700		700		
Cash surrender value of life insurance	(2,360)	(2,360)			
Loan payable adjustment	(627)		627		
Accounts payable and accrual adjustment	2,507			(2,507)	
Payroll tax adjustment	(1,195)			1,195	
State corporate tax Adjustment	(585)	(585)	(585)		
Expense reclassification	(87)	(16)	71	2	
Haircut adjustment		507	(507)		
Balance per Schedule I	$24,828	$10,196	$14,632	$32,938	225.11%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2011 and have issued my report thereon dated August 20, 2011. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the cost – benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2011, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 20, 2011

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To the Board of Directors of
Benjamin Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2010 to June 30, 2011, which were agreed to by Benjamin Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Benjamin Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Benjamin Securities, Inc.'s management is responsible for Benjamin Securities, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment for the prior period in Form SIPC-7 with respective cash disbursements records entered in the general ledger, the check cleared in the company's bank statement, and SIPC's acknowledgement of receipt of the prior period payment.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the fiscal year ended June 30, 2011 less revenues reported on the FOCUS reports for the period from July 1, 2010, to June 30, 2011 as applicable, with the amounts reported in Form SIPC-7 for the period from July 1, 2010 to June 30, 2011 noting no significant differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (Assessment Analysis of SIPC-7 for the year ended June 30, 2011) noting no significant differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, (Assessment Analysis of SIPC-7) supporting the adjustments noting no significant differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no significant differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not to be used by anyone other than these specified parties.

SIPC ASSESSMENT FOR PERIOD JULY 1, 2010 TO JUNE 30, 2011

Assessment Base Total:	
Per assessment reconciliation Form SIPC-7	$ 518,441
General assessment (.0025 of above amount)	$1,296.10
Prior year overpayment for assessment period ended June 30, 2010	$ 65.69
Assessment (greater of general or minimum)	$1,230.41
Balance due August 29, 2011	$1,230.41

August 20, 2011